UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March 2024

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on November 15, 2023 and February 27, 2024, Bruush Oral Care Inc. (the “Company”) received written notices from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that the Company no longer complied with the minimum bid price requirement and the low priced stocks rule for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that the Minimum Bid Price Requirement is not satisfied if the bid price for the listed securities is less than $1.00 per share for a period of 30 consecutive trading days. Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”) provides that if, during any compliance period specified in Rule 5810(c)(3)(A), a company’s securities have a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. As a result, Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market (the “Determination”), and unless the Company requests an appeal of the Determination by 4:00 p.m. Eastern Time on March 5, 2024. On February 28, 2024, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which automatically stays the suspension and/or delisting of the Company’s securities pending completion of the hearing and the expiration of any additional extension period granted by the Panel following the hearing. The hearing has been scheduled for April 25, 2024.

On March 20, 2024, the Company received an additional staff determination (the “Determination”) from Nasdaq notifying the Company that because the Company is delinquent in filing its annual report on Form 20-F for the year ended October 31, 2023, this deficiency serves as an additional basis for delisting the Company’s securities from Nasdaq. The additional staff determination stated that the Company should present its views with respect to this additional deficiency to the Panel in writing no later than April 5, 2024. This deficiency will be considered by the Panel at the hearing scheduled for April 25, 2024. The Company plans to submit to the Panel a compliance plan with respect to the filing requirement by or before April 5, 2024. There can be no assurance as to the decision of the Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	March 22, 2024	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer